Exhibit 99.13
24 August 2007
Dear Shareholder
Proposed Acquisition of Alcan Inc.
On 12 July 2007, Rio Tinto announced an agreed cash Offer of US$38.1 billion for all of the outstanding common shares of the Canadian aluminium producer Alcan.
The purpose of this letter is to introduce the proposals contained in the enclosed Circular to Rio Tinto Limited Shareholders. The enclosed Circular, which should be read before making a decision, describes the proposed transaction and explains the basis for your Board’s belief that the Acquisition is in the best interests of Rio Tinto and its shareholders as a whole. This letter is not a summary of the proposals and should not be regarded as a substitute for reading the full documentation.
Under UK law, given the size of this transaction, shareholder approval is required and, because of our dual listed companies structure, it will be voted on by both Rio Tinto Limited Shareholders and Rio Tinto plc Shareholders under the joint electorate procedure as an ordinary resolution, requiring a majority of more than 50 per cent. of the votes cast under that procedure. The Directors have determined that the increase in borrowings in connection with the Acquisition is of sufficient importance to all Rio Tinto Shareholders that it should also be dealt with under the joint electorate procedure. Accordingly, we are seeking your approval of the Acquisition and increased borrowings at an Extraordinary General Meeting of Rio Tinto Limited to be held at the Latrobe Theatre, Melbourne Convention Centre, Cnr Flinders and Spencer Streets, Melbourne, Victoria 3000 at 12.00 pm on 28 September 2007.
The notice of the Extraordinary General Meeting of Rio Tinto Limited is set out on pages 6 and 7 of this document and pages 138 and 139 of the enclosed Circular. You can vote either by proxy, by using the enclosed Proxy Form and following the instructions set out on it, or personally on a poll at the Extraordinary General Meeting. If you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card in the reply-paid envelope provided.
I encourage you to read the details of the Acquisition in the Circular before taking a decision. We have also included a set of Shareholder Questions which summarises some key points for you.
If you have any questions relating to this letter or the enclosed documentation, please telephone our shareholder helpline on 1300 137 039 (or if you are calling from outside Australia, on +61 3 9415 4612) between 9.00 a.m. and 5.30 p.m. (Melbourne time) Monday to Friday.
Yours sincerely
Paul Skinner
Chairman
Rio Tinto Limited
120 Collins Street Melbourne 3000 Australia (ABN 96 004 458 404)
Postal Address: GPO Box 384D Melbourne 3001 Australia
Telephone (03) 9283 3333 Fax (03) 9283 3707

The Directors accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.
This letter does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The offer for Alcan (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission and mailed to Alcan Shareholders.
This letter uses the definitions set out in the Circular.
Shareholder Questions
What is this meeting about?
On 12 July 2007, the boards of Rio Tinto and Alcan jointly announced that they had reached an agreement for Rio Tinto to make an offer to acquire all of the issued and outstanding Alcan Common Shares for US$101 for each Alcan Common Share in a recommended, all-cash transaction (the “Acquisition”). The Offer represents a total equity consideration for Alcan of approximately US$38.1 billion and a total enterprise value of Alcan of approximately US$44 billion.
Rio Tinto Shareholders are being asked to approve, by way of an ordinary resolution under the joint electorate procedure, the Acquisition and an increase in borrowings. The Extraordinary General Meeting of Rio Tinto Limited is to be held in Melbourne on 28 September 2007 and the Extraordinary General Meeting of Rio Tinto plc is to be held in London on 14 September 2007.
The Acquisition is conditional on this Resolution being passed.
How does the Board recommend I vote?
The Board unanimously recommends that Rio Tinto Shareholders vote in favour of the Resolution, as the Directors intend to do in respect of their own beneficial holdings.
Who is making the Offer?
Rio Tinto Canada Holding Inc. (the “Offeror”), a wholly-owned indirect subsidiary of Rio Tinto plc, is making the offer for all the Common Shares in Alcan.
Why is the Offer being made?
The Offer is being made for a number of compelling reasons, including the following:

•	The combination of two leading and complementary aluminium businesses is a further step in Rio Tinto’s strategy of creating shareholder value through investing in high quality, large scale, low cost and long life assets in attractive sectors. Rio Tinto believes that Alcan, with its proven operating expertise and unique set of competitively positioned aluminium assets and power sources, will be an excellent complement to Rio Tinto’s existing diversified portfolio.

•	The Acquisition will enable Rio Tinto Shareholders to benefit from the quality of Alcan’s organisation and asset portfolio, the favourable demand fundamentals of the aluminium sector and the synergies and enhanced development opportunities which the combination of the businesses of Rio Tinto and Alcan will deliver.

•	The combined Aluminium product group is expected to be a new global leader in the aluminium industry with large, long-life, low-cost assets worldwide. The Enlarged Group’s access to significant bauxite reserves, competitive alumina refining, low cost hydro power, leading smelter technology and a deep and diverse talent pool provides an excellent position to capitalise on the favourable demand fundamentals of the aluminium industry. The geographical profile of the combined businesses will provide an enhanced platform from which to exploit future global growth opportunities.

•	The Acquisition will position Rio Tinto to capitalise on the strong demand fundamentals of the aluminium sector. The three key metals associated with the growth and urbanisation of China and India have been steel, copper and aluminium. Rio Tinto already has a leading position in steel through its iron ore business, it has a strong position in copper, and the combination with Alcan strengthens its position in the important third element, aluminium.

•	Alcan’s technology and hydro assets complement Rio Tinto’s existing energy and climate change strategy, which is to position Rio Tinto for a future in which carbon emissions will be constrained.

•	The increased overall size of Rio Tinto following the Acquisition will provide the opportunity for a strategic review of all Rio Tinto assets focusing on those which lack the long term competitive position to belong in the Enlarged Group.
What are the risks related to the Acquisition?
There are risks which Rio Tinto Shareholders should carefully consider before deciding how to vote. In Part II of the enclosed Circular there is a description of the risks to existing Rio Tinto Shareholders that are considered by the Directors to be the known material risks. These include risks related to Rio Tinto or Alcan and, following Completion, the Enlarged Group and risks related to the Acquisition itself.
What are the expected benefits for Rio Tinto Shareholders?
The Offer is value enhancing to Rio Tinto Shareholders based on Rio Tinto’s rigorous project evaluation criteria. The combination of Rio Tinto’s and Alcan’s existing assets offers attractive opportunities to consolidate ownership and achieve capital and operational efficiencies. Rio Tinto expects the Acquisition to be earnings and cash flow accretive to Rio Tinto in the first full year of consolidation. Rio Tinto anticipates that overall post-tax synergies from the Acquisition are expected to be around US$600 million per year. Further details on this, including the risks, are set out in the enclosed Circular.
Will the Acquisition affect Rio Tinto’s payment of dividends?
Rio Tinto will maintain its commitment to a progressive dividend policy and the Acquisition is not expected to affect the ability of Rio Tinto Limited to pay fully franked dividends for the reasonably foreseeable future.
What will the Enlarged Group look like?
Alcan will, as a result of the Acquisition, become a wholly-owned subsidiary in the Rio Tinto Group. Following Completion, Rio Tinto intends to focus on the integration of its aluminium business operations with those of Alcan in order to maximise synergies and optimise operational effectiveness. A combined Aluminium product group, to be renamed “Rio Tinto Alcan”, will be created, which will be headquartered in Montreal. Rio Tinto will maintain the product group’s aluminium smelting technology research and development headquarters in Quebec. The corporate global bauxite and alumina business and associated research and development activities of the Enlarged Group will be managed from Queensland.
The current Alcan chief executive officer, Richard B. Evans, will become chief executive of Rio Tinto Alcan, and will report directly to Rio Tinto’s chief executive, Tom Albanese. Furthermore, Rio Tinto will add three new members to its Board: two non-executive members of the Alcan Board and Mr. Evans as chief executive of the combined aluminium product group, Rio Tinto Alcan. The size of Rio Tinto’s Board will therefore increase following Completion from 13 to 16.
Completion of the Acquisition will result in a cash outflow of approximately US$38.7 billion. The Acquisition will be financed by additional borrowings of up to US$40 billion. As at the latest published balance sheet date of 30 June 2007, the consolidated net debt of Rio Tinto and Alcan were US$2,862 million and US$5,153 million respectively. The consolidated net assets of Rio Tinto and Alcan at that date were US$21,947 million and US$12,383 million respectively. This selected historical financial information has been extracted, without material adjustment, from the unaudited results for the six months ended 30 June 2007 of Rio Tinto under IFRS and from the unaudited results for the six months ended 30 June 2007 of Alcan under US GAAP.
As the consideration will be financed wholly through borrowings, it is expected that the Acquisition will have no impact on the consolidated net assets of Rio Tinto. After Completion, Rio Tinto will undertake an exercise to fair value the identifiable assets and liabilities acquired. Any purchase consideration in excess of the net fair value of identifiable assets and liabilities will be recognised as goodwill. The Enlarged Group will have strong operational cash flows allowing it to meet its operating and financing requirements. Rio Tinto’s goal is to maintain a single A credit rating after financing the transaction. As a result of the transaction, the existing Rio Tinto share buyback programme will be discontinued.
What are the key conditions of the transaction?
The Offer is conditional upon, amongst other things:

•	there being validly deposited under the Offer and not withdrawn a number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by the Offeror or any of its subsidiaries, constitutes at least 66 2/3 per cent. of the Alcan Common Shares outstanding (calculated on a fully diluted basis);

•	the Offeror having determined, acting reasonably, that Alcan’s Shareholder Rights Plan does not adversely affect the Offer, Rio Tinto plc or any Rio Tinto affiliate, either before or on consummation of the Offer, and the Alcan Board having confirmed, to the extent permitted under the Shareholder Rights Plan, that the Offer is a Permitted Bid under the Shareholder Rights Plan;

•	receipt of certain government and regulatory approvals necessary to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

•	the non-existence or non-occurrence of any change in the business, financial condition or results of operations of Alcan and its subsidiaries taken as a whole which has resulted in a Material Adverse Effect with respect to Alcan; and

•	Rio Tinto Shareholders having approved the Acquisition under the joint electorate procedure.
When is the Offer expected to close?
The Offer and withdrawal rights are currently scheduled to expire at 6:00 p.m., Canadian Eastern Daylight Saving Time, on 24 September 2007, subject to any extension or withdrawal by the Offeror. However, the Offeror currently intends to extend the Offer period beyond 24 September 2007.
Why are Rio Tinto Limited Shareholders being asked to vote?
In view of its size, the Acquisition constitutes a Class 1 transaction under the Listing Rules of the Financial Services Authority in the UK, and is therefore conditional upon the approval of Rio Tinto plc Shareholders. Under the dual listed companies arrangements, an approval such as this is put to both Rio Tinto Limited Shareholders and Rio Tinto plc Shareholders under the joint electorate procedure as an ordinary resolution, requiring a majority of more than 50 per cent. of the votes cast under that procedure.
Under the Articles of Association of Rio Tinto plc, there is a limit on the borrowings that the Directors of Rio Tinto plc may, without the sanction of an ordinary resolution, permit to be borrowed by the Rio Tinto Group. This limit, excluding intra-group debt, is set at one and a half times “Unified Group Share Capital and Reserves” (as defined in the Articles). Rio Tinto Shareholders are being asked to approve the increased borrowings in connection with the Acquisition and to sanction the aggregate amount of all moneys borrowed exceeding the limit set out in the Articles provided that such aggregate amount shall not exceed US$60 billion. The Directors have determined that this increase in borrowings is of sufficient importance to all Rio Tinto Shareholders that it should be dealt with under the joint electorate procedure as part of the approval of the Acquisition.
The Rio Tinto plc borrowing limit is currently set at US$28,845 million by reference to Unified Group Share Capital and Reserves. The purpose of the Resolution is to sanction the aggregate amount of all moneys borrowed exceeding the Rio Tinto plc borrowing limit provided that such aggregate amount shall not exceed US$60 billion. This will not only allow for the borrowings necessary to facilitate the Acquisition but, notwithstanding that the Directors currently expect that following the Acquisition Rio Tinto will meet its operating and financing requirements out of its strong operational cash flows, will also provide Rio Tinto with flexibility to undertake further borrowings should the Directors decide it is in the best interests of Rio Tinto to do so. Although the headroom available immediately following the Acquisition for further borrowings will, once the existing borrowings and borrowings to facilitate the Acquisition have been taken into account, be lower than the headroom that was available to Rio Tinto prior to the Acquisition, the Directors are of the view that the new borrowing limit of US$60 billion will provide sufficient headroom in the context of the Enlarged Group’s present requirements.
Where can I get more information about the Acquisition?
You should read the enclosed Circular before taking any decision. In particular, you should read the Cautionary note regarding Forward-Looking Statements on pages 3 and 4 of that Circular. If you have any questions relating to these Shareholder Questions or the enclosed documentation, please telephone our shareholder helpline on 1300 137 039 (or if you are calling from outside Australia, on +61 3 9415 4612) between 9.00 a.m. and 5.30 p.m. (Melbourne time) Monday to Friday.

Notice of Extraordinary General Meeting
Notice is hereby given that an Extraordinary General Meeting of Rio Tinto Limited (ABN 96 004 458 404) will be held at the Latrobe Theatre, Melbourne Convention Centre, Cnr Flinders and Spencer Streets, Melbourne, Victoria, 3000 at 12.00 pm on 28 September 2007 for the following purpose.
Resolution
To consider and, if thought fit, pass the following resolution, which will be proposed as an ordinary resolution:
THAT the Acquisition, on the terms and subject to the conditions set out in the Support Agreement and the Offer Document (each term as defined in the circular to shareholders dated 24 August 2007 (the “Circular”), a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification), be approved and:
(i) the Directors (or a duly authorised committee of the Directors) be authorised to waive, amend, vary or extend any of the terms and conditions of the Acquisition and to do all things as they may consider to be necessary or desirable to complete, implement and give effect to, or otherwise in connection with, the Acquisition and any matters incidental to the Acquisition; and
(ii) borrowings pursuant to the Facility Agreement (as defined in the Circular) or any refinancing thereof be approved and that sanction be given to the aggregate amount for the time being remaining undischarged of all moneys borrowed (including pursuant to such Facility Agreement or any refinancing thereof) by (1) Rio Tinto plc and any of its subsidiaries and (2) RTL and any of its Corporations Act Subsidiaries (exclusive of moneys borrowed by any company in the Rio Tinto Group from and for the time being owing to any other company in the Rio Tinto Group or any company in the RTL Group or by any company in the RTL Group from and for the time being owing to any other company in the RTL Group or any company in the Rio Tinto Group (each term used in this resolution having the meaning ascribed to it in the Articles of Association of Rio Tinto plc)) exceeding the limit set out in Article 109 of the Articles of Association of Rio Tinto plc provided that such aggregate amount shall not exceed the sum of US$60 billion.
By order of the Board
Stephen Consedine
Secretary
120 Collins Street
Melbourne Victoria 3000
24 August 2007
Notes
For the purposes of the Corporations Act, Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 10.00 pm Australian Eastern Standard Time on 26 September 2007 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.
A proxy form accompanies this notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of Rio Tinto Limited. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting Rio Tinto Limited’s share registry or you may copy the enclosed form.
A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes will be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or at Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555, by 12.00 pm Australian Eastern Standard Time on 26 September 2007.

The voting arrangements for shareholders under Rio Tinto’s dual listed companies structure are summarised below and a more detailed explanation of the voting arrangements is set out in the ‘Shareholder Information’ section of the 2006 Annual review and 2006 Annual report and financial statements.
Summary of voting arrangements for Rio Tinto Shareholders
The Sharing Agreement (the agreement relating to the regulation of the relationship between Rio Tinto plc and Rio Tinto Limited following the dual listed companies merger) provides for the public shareholders of Rio Tinto plc and Rio Tinto Limited to vote as a joint electorate on all matters which affect shareholders of both companies in similar ways. These are referred to as Joint Decisions. Joint Decisions are voted on a poll.
To facilitate the joint voting arrangements, each company has entered into shareholder voting agreements. Each company has issued a Special Voting Share to a special purpose company held in trust by a common trustee.
Rio Tinto plc has issued its Special Voting Share (RTP Special Voting Share) to RTL Shareholder SVC and Rio Tinto Limited has issued its Special Voting Share (RTL Special Voting Share) to RTP Shareholder SVC. The total number of votes cast on Joint Decisions by the public shareholders of one company are voted at the parallel meeting of the other company. The role of these special purpose companies in achieving this is described below.
Rio Tinto Limited
At a Rio Tinto Limited Shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto Limited Share will carry one vote and, together with the Rio Tinto Limited ordinary shares held by Tinto Holdings Australia, the holder of its Special Voting Share will carry one vote for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting. Tinto Holdings Australia and the holder of the Special Voting Share are required to vote strictly, and only, in accordance with the votes cast for and against the equivalent resolution at the parallel Rio Tinto plc Shareholders’ meeting.
The holders of Rio Tinto plc ordinary shares do not actually hold any voting shares in Rio Tinto Limited by virtue of their holding in Rio Tinto plc and cannot enforce the voting arrangements relating to the Special Voting Share.
Rio Tinto plc
At a Rio Tinto plc Shareholders’ meeting at which a Joint Decision will be considered, each Rio Tinto plc Share will carry one vote and the holder of its Special Voting Share will have one vote for each vote cast by the public shareholders of Rio Tinto Limited. The holder of the Special Voting Share is required to vote strictly and only in accordance with the votes cast by public shareholders for and against the equivalent resolution at the parallel Rio Tinto Limited Shareholders’ meeting.
The holders of Rio Tinto Limited ordinary shares do not actually hold any voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited and cannot enforce the voting arrangements relating to the Special Voting Share.

Rio Tinto plc	Rio Tinto Limited
6 St. James’s Square	Level 33
London SW1Y 4LD	120 Collins Street
(Registered office)	Melbourne 3000
Registered in England	(Registered office)
No. 719885	Incorporated in Victoria
Telephone +44 (0) 20 7930 2399	ABN. 96 004 458 404
Telephone +61 (0)3 9283 3333
www.riotinto.com
U53569